June 27, 2019

Christopher J. Zolas
Chief Financial Officer
Natural Resource Partners L.P.
1201 Louisiana St.
Suite 3400
Houston, TX 77002

       Re: Natural Resource Parnters L.P.
           Form 10-K for the Year Ended December 31, 2018
           Filed March 7, 2019
           File No. 001-31465

Dear Mr. Zolas:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining